United States securities and exchange commission logo





                            May 11, 2023

       Mohanraj Ramasamy
       Chief Executive Officer
       SRIVARU Holding Ltd
       2nd Floor, Regatta Office Park, West Bay Road
       P.O. Box 10655
       Grand Cayman, KY1-1006
       Cayman Islands

                                                        Re: SRIVARU Holding Ltd
                                                            Draft Registration
Statement on Form F-4
                                                            Submitted April 14,
2023
                                                            CIK No. 0001973368

       Dear Mohanraj Ramasamy:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-4 Submitted April 14, 2023

       Additional Information, page v

   1. Please revise your disclosure to include a telephone number security holders can use to make their oral request
for additional information. In addition, we note that security holders must request
this information no later than five business days before the date investors must make
their investment decision. Please specify the date by which security holders must request
this information.
 Mohanraj Ramasamy
FirstName
SRIVARU LastNameMohanraj Ramasamy
           Holding Ltd
Comapany
May        NameSRIVARU Holding Ltd
     11, 2023
May 11,
Page 2 2023 Page 2
FirstName LastName
Summary of the Material Terms of the Business Combination, page 11

2.       Please revise this section to provide disclosure as to each section of
Item 4 of Form F-4.
         See Item 4 sections (a)(1)-(7), (b), and (c).
May MOBV or MOBV's Sponsor, directors, officers or advisors, or their affiliates, purchase shares in connection with the Transactions, page 22

3.       We note your disclosure that MOBV   s Sponsor, directors, officers,
advisors or their
         affiliates    may privately negotiate transactions to purchase shares
prior to the Closing
         from stockholders who would have otherwise elected to have their shares redeemed in conjunction with a proxy solicitation." Please provide your analysis on how such potential purchases would comply with Rule 14e-5.
Summary of the Proxy Statement/Prospectus, page 23

4. We note that you have listed SVM as a party to the business combination on p. 23.
         However, we do not see SVM listed as a party in the Business
Combination
         Agreement attached to this registration statement as Annex A. Please advise and describe any relevant agreements between SVM and SVH. In addition, please revise to state, if true, that SVH is a holding company with no operations of its own.
5. We note that proxies may be solicited by mail, telephone, e-mail, or other electronic correspondence. Please revise your disclosure in this section to include all the disclosures required under Item 18 paragraphs (a)(1)-(7) of Form F-4.
The MOBV Special Meeting, page 26

6. Please revise your disclosure to include the voting procedures information required pursuant to Item 21 of Schedule 14A.
Interests of MOBV's Directors and Officers in the Business Combination, page 27

7. Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination.
         Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide
         similar disclosure for the company   s officers and directors, if
material.
8. Please clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.
 Mohanraj Ramasamy
FirstName
SRIVARU LastNameMohanraj Ramasamy
           Holding Ltd
Comapany
May        NameSRIVARU Holding Ltd
     11, 2023
May 11,
Page 3 2023 Page 3
FirstName LastName
The Business Combination Agreement provides for the indemnification of..., page
27

9. Please revise to provide disclosure of Commission's position on indemnification for
         Securities Act liabilities in the prospectus instead of in Part II. See Item 510 of Regulation
         S-K and Item 9 of Form F-4.
Redemption Rights, page 28

10. Please revise this section to provide a cross-reference to page 32 of your registration statement containing the tables that illustrate the potential impact of redemptions on the per share value of the shares owned by non-redeeming MOBV shareholders.
11. We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.
Voting Power, Implied Ownership and Implied Share Values of SVH Upon Consummation of the Business Combination, page 29

12. We note your disclosures in this section that are based on the assumption that "the dilutive interests have been fully exercised." Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions. Also add a corresponding risk factor to the Risk Factors section.
13. Please revise your disclosure to clearly state whether redeeming shareholders will be able to retain their warrants. If they can, disclose whether shareholders can evaluate the value of those warrants, and quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.
SVH's Selected Historical Financial Information, page 36

14. Please revise to ensure amounts presented are consistent with those in your audited financial statements. For example, for the balance sheet data on page 36 you disclose that all amounts are in USD in thousands, implying that total assets at March 31, 2022 is $1.1 billion. Please revise accordingly.
Risk Factors, page 39

15. Please revise this section to add a risk factor to prominently highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any,
 Mohanraj Ramasamy
SRIVARU Holding Ltd
May 11, 2023
Page 4
         the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.
16. Please revise this section to add a risk factor to specifically address the risks associated with competing in the EV market, considering the market trend showing that most major automotive manufacturers are entering or attempting to enter the EV market.
Background of the Business Combination, page 107

17.      We note that your disclosure throughout this section uses the terms
"MOBV's
         management team" and/or "MOBV" and/or "MOBV Board" etc. when discussing various meetings with other parties as well as MOBV's internal meeting. Your disclosure in this section should be clear about the persons involved in negotiations or other activities.
         Please revise this section to remove these general terms and specify which individuals in those bodies were present for a meeting and in decision making.
18.      We note your disclosure on page 112 stating "[o]n March 11, in
anticipation of MOBV   s
         need to compensate the Sponsor for expected extension loans to MOBV, the MOBV
         Board held a board meeting and agreed to increase the purchase price to be paid by
         MOBV to acquire SVH by $8,976,130." Please provide additional information relating to this statement and decision, including but not limited to, the analysis and justification considered, and whether the increase in price paid corresponds to any additional value of
         SVH than initially contemplated.
19. We note your disclosure on page 112 that JSA Advocates and Solicitors provided an
         initial    red flags    report, based on its due diligence findings.
Please expand this disclosure
         to include any material red flags. Also include disclosure regarding how these concerns were resolved or addressed.
20. As applicable, please revise this section to provide disclosure of the following:
             whether any discussions about continuing employment or involvement for any persons affiliated with the SPAC before the merger;
             any formal or informal commitment to retain the financial advisors after the merger; and
             any pre-existing relationships between the SPAC's sponsors, officers or directors,
             SVH's officers or directors, or any additional investors.
21. Please revise your disclosure in this section to include negotiations relating to material terms of the transaction, including, but not limited to, structure, consideration, proposals
FirstName LastNameMohanraj Ramasamy
       and counterproposals, minimum cash condition, and termination fee. In your revised
Comapany    NameSRIVARU
       disclosure,            Holding
                   please explain       Ltd
                                   the reasons for the terms, each party's
position on the issues,
May 11,and howPage
         2023   you 4reached agreement on the final terms.
FirstName LastName
 Mohanraj Ramasamy
FirstName
SRIVARU LastNameMohanraj Ramasamy
           Holding Ltd
Comapany
May        NameSRIVARU Holding Ltd
     11, 2023
May 11,
Page 5 2023 Page 5
FirstName LastName
Following the completion of the IPO, representatives of MOBV engaged in extensive discussions with numerous financial advisors..., page 108

22. Please revise your disclosure to disclose whether you, at any point, engaged any financial advisors other than Marshall & Stevens, in relation to the business combination between
         MOBV and SVH including the negotiation process with SVH.
The MOBV Board's Reasons for the Approval of the Business Combination, page 112

23. We note your disclosure that the "MOBV Board considered a wide variety of factors in connection with its evaluation of the Business Combination." Please revise your disclosure to state that all material factors considered, both positive and negative, are disclosed. As to the positive factors, please expand your disclosure to provide insight into
         and context for how each factor supports the board   s recommendation.
Summary of Marshall & Stevens' Fairness Opinion, page 114

24. We note that Marshall & Stevens has provided a fairness opinion relating to this business combination. If applicable, please provide a clear description of any additional services the financial advisor or its affiliates provided in connection with the transaction (such as for any PIPE/private placement transaction related to the de-SPAC transaction), the related fees, and whether those fees are conditioned on the completion of the transaction.
         Please quantify the fixed fee that was paid to Marshall & Stevens for the services related to this transaction. Refer to Item 1015 of Regulation M-A.
25. Please file the fairness opinion as an annex to the proxy statement/prospectus.
Certain Unaudited Projected Financial Information, page 117

26. We note on page 118 that your future revenue projections are "based on assumptions related to (i) internal estimates of the E2W market growth, which include both price and volume growth, (ii) organic expansion of the retail network through deploying dealers and
         distributors, as well as the organic growth of the Company   s direct
sales, (iii) the launch
         of new vehicle models, (iv) expansion into foreign markets and (v) cross-selling additional
         products and services to the Company   s customers." Please revise to
provide greater
         specificity concerning the material assumptions underlying your projections, including quantifying the assumptions, and to clearly explain how the assumptions relate to the projected information.
27. We note on page 119 that your projected sales revenue for fiscal year ended March 31,
         2024, is $39 million. We also note that your projected sales revenue for fiscal year ended
         March 31, 2026, is $553 million. Considering your historical revenues to date and market competition, please explain why you believe the projected sales revenue information, reflecting a growth rate of over 1,400% between 2024 and 2026 is reasonable. In addition, provide additional disclosure that fully describes the assumptions that underlie the projections and the type of market assumed in developing those assumptions.
 Mohanraj Ramasamy
FirstName
SRIVARU LastNameMohanraj Ramasamy
           Holding Ltd
Comapany
May        NameSRIVARU Holding Ltd
     11, 2023
May 11,
Page 6 2023 Page 6
FirstName LastName
28. We note on page 119 your disclosure providing the enterprise value for SVH using the discounted cash flow method and the base case projections. Considering other aspects of your growth plans, including but not limited to, the amount of property plant and equipment you will have on your balance sheet, please explain why you believe that your business is one where cash flow can be predicted using a reasonable range.
29. We note your disclosure that the "projected financial information included in this
         [registration statement] was prepared by, and is the responsibility
of, SVH   s
         management." Please revise to provide disclosures of the process undertaken to formulate the projections and assumptions, the parties who participated in the preparation of the projections, and how they were used.
30. Please provide disclosure of whether the projections provided in the registration statement are in line with your historic operating trends. If not, provide your reasoning as to why the change in trends is appropriate or assumptions are reasonable.
31. We note on page 120 that "Marshall & Stevens reviewed and analyzed selected historical
         and projected information about SVH provided by SVH   s management and
compared this
         information to certain financial information of nine publicly traded companies that
         Marshall & Stevens deemed to be reasonably comparable to SVH", and then used that information to determine an overall range of enterprise value of SVH. However, we note that some of these comparable companies or their parent entities have existed for a significantly longer time including one for well over 100 years, exports its products to 88 countries, has operations in multiple continents, has partnerships with other prominent automotive companies, etc. We also note your disclosure stating that the "criteria for selecting the Guideline Companies were mainly based on each Guideline
Company   s
         industry and business description." Please provide additional disclosure whether other relevant factors such as years in existence, operational experience, market capital, market share, etc. of these companies were also taken into account when deeming them to be reasonably comparable to SVH. If the selection criteria did not materially expand beyond being in the same industry and having a similar business description, provide prominent disclosure stating that due to other relevant factors, including but not limited to the ones listed here, these companies may not be materially comparable to SVH and that any estimates or conclusions deriving from considering that these companies are comparable to SVH may be unreliable, inaccurate, or overly optimistic.
32. We note that the "projections were initially prepared in November 2022 and revised in
         February and March 2023." Please disclose whether the projections included in the filing are materially the same as the draft projections.
33. We note on page 119 your disclosure providing the enterprise value for SVH as calculated by Marshall & Stevens. In addition to your disclosure regarding the bases for and methods used in arriving at the valuation findings, disclose whether any instructions or limitations were imposed by the SPAC or target company on Marshall & Stevens in relation to this calculation.
 Mohanraj Ramasamy
SRIVARU Holding Ltd
May 11, 2023
Page 7
Certain Material U.S. Federal Income Tax Considerations, page 127

34. Please remove the reference to "certain" in the heading of this section and in all references thereto to clarify that the discussion is of the material tax consequences, not merely certain material tax considerations. Refer to Section III.C.1 of Staff Legal Bulletin No. 19.
Executive Compensation, page 153

35. We note your disclosure that after the completion of your initial business combination,
         "members of [y]our management team who remain with [you] may be paid consulting or management fees from the combined company." If applicable, please disclose whether
         there have been any discussions relating to the SPAC   s sponsor, its
officers and directors,
         or affiliates continuing to provide their services, enter into service agreements, or to serve as officers or directors of the combined company after the consummation of the business combination.
Results of Operations, page 185

36. Given your reporting currency is the US Dollar, please revise your filing to explain changes in results of operations and liquidity discussions in US Dollars. Additionally, please add a discussion of the reasons for the changes in your cost of revenue line item.
Liquidity and Capital Resources, page 187

37. We note your disclosure that you expect your capital expenditures and working capital requirements to increase substantially in the future as you grow your business, develop your customer support and marketing infrastructure and expand your research and development efforts. Please provide an estimate of the capital expenditures that you expect to incur and the expected increase in spending for research and development.
Critical Accounting Policies and Estimates, page 190

38. We note your disclosure that the Business Combination is accounted for using the acquisition method of accounting, and the excess of the purchase price over the fair value of assets acquired and liabilities assumed is recognized as goodwill. As this term
            Business Combination    appears to refer to the pending merger of
SVH and MOBV,
         please ensure your disclosure of the accounting for the transaction is consistent with the pro forma financial statements.
Unaudited
FirstName Pro  Forma Condensed
           LastNameMohanraj        Combined Financial Statements, page 193
                                 Ramasamy
Comapany
39.        NameSRIVARU
       Please                Holding
              revise your table       Ltd
                                to show an interim redemption level, for
example, redemptions at
May 11,a 50%
         2023level.
               Page 7
FirstName LastName
 Mohanraj Ramasamy
FirstName
SRIVARU LastNameMohanraj Ramasamy
           Holding Ltd
Comapany
May        NameSRIVARU Holding Ltd
     11, 2023
May 11,
Page 8 2023 Page 8
FirstName LastName
Accounting for the Transaction, page 196

40. We note the Transaction will be accounted for as an asset acquisition because MOBV does not qualify as a Business per ASC 805-10-55-3A. Since the acquisition is based on a share exchange, and most of the assets of MOBV are marketable securities in the Trust
         Account, the fair value of the assets is the more evident value. Please tell us in detail the reasons why the transaction is not considered to be one of a recapitalization of MOBV and akin to a reverse merger under ASC 805, given that SVH's shareholders will have the majority interest in the combined company via their receipt of common stock, that
         SVH's current management will remain in place and be the current management of the combined company, SVH will have designated controlling board member interests of the combined company, and that the continuing operations of the combined company will be that of SVH.
Unaudited Pro Forma Condensed Combined Balance Sheet, page 197

41. Please revise the pro forma balance sheet to disclose the number of shares issued and outstanding on a historical and pro forma basis.
Note 4 - Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet as of
December 31, 2022, page 202

42. Regarding Adjustment B, please revise your filing to provide a more robust discussion regarding the amended terms of the underwriting agreement and whether any
         compensation was given in order to amend the agreement. Additionally, we note your disclosure indicates that the underwriting fees were reduced, however, the adjustment appears to depict the payment of the full amount of deferred underwriting balance. Please advise or revise.
43. We note adjustment C relates partially to D&O insurance. Please explain how this adjustment complies with Article 11-02(a)(6) of Regulation S-X. Further, please provide a more detailed description of the transaction related adjustments and disclose whether these adjustments could be variable based on the redemption scenario.
44. Refer to Adjustment H. Please more fully explain how you determined the fair value of the Earnout shares including the material assumptions and expand your disclosures related to the Earnout shares to provide an estimate of the range of outcomes (undiscounted) or, if a range cannot be estimated, that fact and the reasons why. See Rule 11-02(a)(11)(ii) of
         Regulation S-X. Furthermore, please explain your proposed accounting for such shares. In providing your response, please tell us how you considered the guidance in ASC 718 or
         ASC 815-40 in arriving at your accounting determination.
45. Regarding Adjustment J, please include a more detailed description of the transaction fees being paid for with shares, including who the shares are expected to be issued to, how the value of the shares was determined and whether the value or number of shares issued could change.
 Mohanraj Ramasamy
FirstName
SRIVARU LastNameMohanraj Ramasamy
           Holding Ltd
Comapany
May        NameSRIVARU Holding Ltd
     11, 2023
May 11,
Page 9 2023 Page 9
FirstName LastName
Note 6. Adjustments and Reclassifications to Unaudited Pro Forma Condensed Combined
Statement of Operations for the Year Ended March 31, 202, page 202

46. Please revise your disclosure to footnote EE to discuss the appropriate nature of the adjustment. In this regard, it appears the adjustment is to recognize the expense related to the Earn Out liability, however the disclosure in footnote EE references the elimination of interest income from the investments in the Trust Account. Please revise accordingly.
Conflicts of Interest, page 209

47. Please revise the conflicts of interest discussion so that it highlights all material interests
         in the transaction held by the sponsor and the company   s officers
and directors. This could
         include fiduciary or contractual obligations to other entities as well as any interest in, or affiliation with, the target company. In addition, please clarify how the board considered those conflicts in negotiating and recommending the business combination. In order to prominently disclose material conflicts of interest, provide in a list or table format, information summarizing the entities to which your officers and directors currently have fiduciary duties or contractual obligations that may present a conflict of interest.
48. Please revise your disclosure to clearly state whether your charter waived the corporate opportunities doctrine. If waived, explicitly state that and address this as a (i) potential conflict of interest and (ii) whether it impacted your search for an acquisition target.
Private Placement Units, page 209

49. Please highlight material differences in the terms and price of securities issued at the time of the IPO as compared to private placements contemplated at the time of the business
         combination. Disclose if the SPAC   s sponsors, directors, officers or
their affiliates will
         participate in the private placement.
Services Arrangements, page 209

50. We note that on August 3, 2022, MOBV entered into an administrative services agreement with Sponsor, for up to 9 months, subject to extension to 18 months for such administrative services. Please disclose whether this agreement will be extended to continue after the consummation of the business combination and whether its continuation is contingent on the consummation of the business agreement.
Mobiv Acquisition Corp Audited Financial Statements
Notes to the Audited Financial Statements
Note 7. Shareholders' Deficit, page F-15

51. We note that your disclosure in Note 7 includes a description of the public and private warrants issued during the IPO which do not appear to be recorded as liabilities on the audited balance sheet of Mobiv Acquisition Corp. We also note your disclosure on page
         79 that "MOBV   s management evaluated the terms of the warrant
agreement entered into
 Mohanraj Ramasamy
SRIVARU Holding Ltd
May 11, 2023
Page 10
         in connection with the MOBV IPO and concluded that the warrants include provisions that, based on the SEC Warrant Accounting Statement, preclude the warrants from being classified as components of equity. As a result, MOBV has classified the warrants as liabilities." Please explain to us how you determined the accounting for your warrants and why they do not appear to be recorded as liabilities on your December 31, 2022 balance sheet.
Srivaru Holding Limited Audited Financial Statements
Report of Independent Registered Public Accounting Firm, page F-19

52.      We note that the first paragraph in your auditors    report refers to
the consolidated
         statements of operations and comprehensive loss, stockholders equity and consolidated cash flows for the period ended March 31, 2022. Please tell us and revise to clarify if this is the year ended March 31, 2022 or a period less than your fiscal year.
Condensed Consolidated Statement of Stockholders' Equity, page F-22

53. We note that your statement of stockholders' equity begins with June 16, 2021. Please explain to us and revise the notes to the financial statements to disclose why you begin the statement with that date, rather than April 1, 2021.
Condensed Consolidated Statements of Cash Flows, page F-22

54. We note that you have included an unaudited statement of cash flows for the period ended
         December 31, 2022. Please revise to include an audited statement of cash flows for the year ended March 31, 2022.
Srivaru Holding Limited
Notes to the Consolidated Financial Statements, page F-24

55.    We have the following comments on the footnotes to your financial statements:
           When you amend your filing to include updated financial statements please ensure the date of the footnotes and the information contained therein corresponds with the audited financial statements;
           Please include a policy discussion regarding your accounting treatment of SVM. We note disclosures throughout the filing that SVM is a wholly owned subsidiary of SVH
FirstName LastNameMohanraj
          and we also not thereRamasamy
                                 are non-controlling shareholders of SVM.
Please clarify, and;
Comapany  NameSRIVARU        Holding  Ltd guaranteed by SVM, please tell us
your consideration
           To the extent that there is debt
          of the
May 11, 2023     disclosure
              Page 10       requirements of Rule 3-10 of Regulation S-X.
FirstName LastName
 Mohanraj Ramasamy
FirstName
SRIVARU LastNameMohanraj Ramasamy
           Holding Ltd
Comapany
May        NameSRIVARU Holding Ltd
     11, 2023
May 11,
Page 11 2023 Page 11
FirstName LastName
General

56. The disclosures in your registration statement relating to the Marshall & Stevens, your financial advisor, and the fairness opinion render Marshall & Stevens an expert within the meaning of Securities Act Section 7. As a result, the advisor must file a consent to be named in the registration statement pursuant to Securities Act Section 7(a) and Rule 436.
         Please file the consent as an exhibit to the registration statement.
57. We note on page 7 of the registration statement that you designate the term "Company" as a frequently used term to refer to SRIVARU Motors Private Limited. However, we also note that on pages 144,147, and other parts of the registration statement, you use the same term "Company" to refer to different entities. In order to provide clear disclosure to investors, please revise your registration statement so that your usage of terms is consistent throughout the registration statement.
58. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on
         Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
       You may contact Mindy Hooker at 202-551-3732 or Claire Erlanger at 202-551-3301 if
you have questions regarding comments on the financial statements and related matters. Please contact Eranga Dias at 202-551-8107 or Erin Purnell at 202-551-3454 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Manufacturing